December 13, 2006

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOB Biotech, Inc.
Amendment No. 2 to
Registration Statement on Form 10-SB
Filed: December 13, 2006
File No.: 001-32897

Gentlemen:

Please be advised that, on behalf of AOB Biotech, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form 10-SB and amendments thereto, and

(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form 10-SB and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

AOB Biotech, Inc.

/s/ Nelson Liao
Nelson Liao, Chief Executive Officer